AMENDED AND RESTATED SCHEDULE A

dated July 10, 2019

to the EXPENSE LIMITATION AGREEMENT

dated November 16, 2018 between

THE ADVISORS’ INNER CIRCLE FUND III

and

MESIROW FINANCIAL INVESTMENT MANAGEMENT, INC.

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Share Class	Maximum Annual Operating Expense Limit	Initial Term End Date
Mesirow Financial Enhanced Core Plus Fund	Institutional	0.54%	January 31, 2021
	Investor	0.54%	January 31, 2021
Mesirow Financial Small Cap Value Sustainability Fund	Institutional	0.98%	January 31, 2021
	Investor	0.98%	January 31, 2021
Mesirow Financial High Yield Fund	Institutional	0.75%	January 31, 2020
	Investor	0.75%	January 31, 2020

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III		MESIROW FINANCIAL INVESTMENT MANAGEMENT, INC.

/s/ Michael Beattie		/s/ Jeffrey Levine
Name:	Michael Beattie	Name:	Jeffrey Levine
Title:	President	Title:	Senior Managing Director